Filed pursuant to Rule 433

Preliminary Prospectus dated June 23, 2009

Registration No. 333-157019

VIRGINIA ELECTRIC AND POWER COMPANY

FINAL TERM SHEET

June 23, 2009

2009 Series A 5.0% Senior Notes Due 2019

Issuer:	Virginia Electric and Power Company

Principal Amount:	$350,000,000

Expected Ratings (Moody’s/S&P/Fitch)*:	Baa1 (positive outlook)/A- (stable outlook)/A- (stable outlook)

Trade Date:	June 23, 2009

Settlement Date:	June 26, 2009

Final Maturity Date:	June 30, 2019

Interest Payment Dates:	June 30 and December 30

First Interest Payment Date:	December 30, 2009

Call Provisions:	Make Whole Call at T+ 25 bps

Treasury Benchmark:	3.125% due May 15, 2019

Benchmark Yield:	3.650%

Spread to Benchmark:	+ 137.5 bps

Reoffer Yield:	5.025%

Coupon:	5.0%

Price to Public:	99.805%

Proceeds to Company Before Expenses:	99.155%

CUSIP/ISIN:	927804FH2/US927804FH24

Joint Book-Running Managers:	Barclays Capital Inc., Goldman, Sachs & Co., Scotia Capital (USA) Inc.

Underwriters:	BNP Paribas Securities Corp., Credit Suisse Securities (USA) LLC, KeyBanc Capital Markets Inc., Mitsubishi UFJ Securities (USA), Inc., Mizuho Securities USA Inc., PNC Capital Markets LLC and UniCredit Capital Markets, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

Barclays Capital Inc.	1-888-603-5847 (toll free)

Goldman, Sachs & Co.	1-866-471-2526 (toll free)

Scotia Capital (USA) Inc.	1-800-372-3930 (toll free)

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.